06012922

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 20, 2006

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
06 MAY -1 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record.

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 47(c)	April 20, 2006	Certificate by Practicing Company Secretary regarding delivery of all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

PROCESSED
MAY 0 2 2006 E
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

bhupendra k. shroff
m.com., ll.b. (advocate)
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers
29, sir v. thakersey marg
mumbai – 400 020
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTERSHARE PRIVATE LIMITED, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2006, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

bhupendra k. shroff practicing company secretary

BHUPENDRA K. SHROFF
Company Secretary
C.P. No. 116

Place: Mumbai
Dated: April 20, 2006

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 20, 2006

Mr. Ajith Sawant (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block, Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir,

Sub : **Certificate under Clause 47(c)**

We enclose herewith a certificate for the half-year ended March 31, 2006, duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

c.c. : Luxembourg Stock Exchange, Luxembourg